UNITED  STATES
                      SECURITIES  AND  EXCHANGE  COMMISSION
                            Washington,  D.C.  20549

                                 SCHEDULE  13D/A
                   Under  the  Securities  Exchange  Act  of  1934
                              (Amendment  No.  1)*

SpaceDev,  Inc.
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                                (Name  of  Issuer)

$0.0001  par  value  common  stock
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                         (Title  of  Class  of  Securities)

846241  10  7
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                                 (CUSIP  Number)

Susan  C.  Benson  -  13855 Stowe Drive, Poway, California  92064 (858) 375-2000
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                 (Name,  Address  and  Telephone  Number  of  Person
               Authorized  to  Receive  Notices  and  Communications)

January 13, 2006
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             (Date  of  Event  which  Requires  Filing  of  This  Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      PAGE

CUSIP  No.  84621  10  7


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1.   Name  of  Reporting  Persons.
     I.R.S.  Identification  Nos.  of  above  persons  (entities  only).

Susan  C.  Benson
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2.   Check  the  Appropriate  Box  If  a  Member  of  a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC  Use  Only

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4.   Source  of  Funds  (See  Instructions)
PF
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5.   Check  If  Disclosure  of  Legal  Proceedings  Is  Required  Pursuant  to
     Items  2(d)  or  2(e)                                             [_]

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6.   Citizenship  or  Place  of  Organization
USA
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               7.   Sole  Voting  Power
  NUMBER  OF         2,963,200
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared  Voting  Power
 OWNED  BY           3,189,707
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole  Dispositive  Power
   PERSON            2,963,200
    WITH       -----------------------------------------------------------------
               10.  Shared  Dispositive  Power
                    4,799,707
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11.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
7,762,907
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12.  Check  Box  If  the  Aggregate  Amount  in Row (11) Excludes Certain Shares
     (See  Instructions)                                               [_]
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13.  Percent  of  Class  Represented  by  Amount  in  Row  (11)
29.61%
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14.  Type  of  Reporting  Person  (See  Instructions)
IN
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                                      PAGE

ITEM  1.  SECURITY  AND  ISSUER

SpaceDev,  Inc.  ("SpaceDev")
Common  Stock,  $0.0001  par  value
13855  Stowe  Drive
Poway,  California  92064

ITEM  2.  IDENTITY  AND  BACKGROUND

     (a)  Susan  C.  Benson

     (b)  13855  Stowe  Dr.  Poway,  CA.  92064

     (c)  Director

     (d)  N/A

     (e)  N/A

     (f)  U.S.  Citizen

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

Ms. Benson has acquired shares of common stock of SpaceDev at various times and prices and in different types of transactions. The most recent changes in her beneficial ownership has resulted primarily from the issuance of 36,800 shares of SpaceDev common stock to her children and grandchildren, which reduced her direct holdings from 3,000,000 shares of SpaceDev common stock to 2,963,200 shares of SpaceDev common stock. Ms. Benson's direct holding of 3,000,000 shares of SpaceDev common stock were identified as a separate property asset of Ms. Benson as a result of a stipulated order on May 24, 2005. The order also stipulated that Ms. Benson would have an indirect beneficial ownership in 2,692,294 shares held jointly with James W. Benson, indirect beneficial ownership interest in 497,413 shares held in Space Development Institute (where Ms. Benson is a member of the board of directors along with James W. Benson) and indirect beneficial ownership in vested options to purchase up to an aggregate of 1,610,000 shares (which may constitute community property with James W. Benson). Excluded is approximately 1.2 million shares held by the children and grand children of Ms. Benson, for which Ms. Benson disclaims beneficial ownership. Ms. Benson is a member of the Board of Directors of SpaceDev.

ITEM  4.  PURPOSE  OF  TRANSACTION

The shares were acquired by Ms. Benson for investment. The options to purchase shares of SpaceDev common stock were granted to Mr. Benson as part of his compensation in connection with his employment by SpaceDev. Ms. Benson does not have any current or specific plans or proposals of the type required to be reported herein, although she may from time to time be involved in developing or analyzing plans or proposals that could affect SpaceDev in connection with the services she renders to SpaceDev as a part the Board of Directors.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (a) Ms. Benson is the direct or indirect beneficial owner of 7,762,907 shares of SpaceDev common stock, or 29.61% of the outstanding shares, including the shares that would be outstanding if the shares that Ms. Benson has the right to purchase were actually outstanding. Included in these shares are (i) 2,963,200 shares held directly by Ms. Benson and identified as her separate property in a stipulated court order dated May 24, 2005; (ii) 2,692,294 shares held indirectly with James W. Benson; (iii) 1,610,000 shares that Ms. Benson may indirectly have the right to purchase pursuant to vested options on SpaceDev common stock granted to Mr. Benson by SpaceDev in connection with his employment; and (iv) 497,413 shares held indirectly by Space Development Institute. Not included in the shares subject to this report are approximately
1.2 million shares of common stock owned by the children and grand children of Ms. Benson as to which Ms. Benson disclaims beneficial ownership. Also not included in the shares subject to this report are 3,000,000 shares of common stock owned separately by James W. Benson and identified as his separate property asset under a stipulated court order dated May 24, 2005 as to which shares Ms. Benson disclaims beneficial ownership.

     (b) Ms. Benson has sole voting power with respect to 2,963,200 shares and shared voting power with respect to 3,189,707 shares. Ms. Benson has sole dispositive power with respect to 2,963,200 shares and shared dispositive power with respect to 4,799,707 shares.

     (c) Ms. Benson and her husband, James W. Benson, entered into a stipulated court order dated May 24, 2005 under which 3,000,000 shares of SpaceDev common stock were identified as a separate property asset of Mr. Benson and 3,000,000 shares of SpaceDev common stock were identified as a separate property asset of Susan C. Benson. Since then Ms. Benson has gifted 36,800 and currently hold 2,963,200 shares. The separate property asset of James W. Benson is not included in this report.

     (d) With respect to the 497,413 shares of SpaceDev common stock held by Space Development Institute, the Board of Directors of Space Development Institute, of which Ms. Benson is a member, has the power to vote the shares and the power to receive, or direct the receipt of, dividends and proceeds from the sale of such shares. The 1,610,000 shares subject to options may be considered the community property of Mr. Benson and Susan C. Benson (which may give her certain rights with respect thereto).

         (e)  N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 24, 2005, James W. Benson and Susan c Benson entered into a stipulated Order, which declared each to have sole beneficial ownership on 3,000,000 shares of SpaceDev common stock as well as shared ownership on 2,692,294 shares held by James w. Benson and Susan C. Benson as well as 497,413 shares of SpaceDev common stock held by Space Development Institute of which Mr. and Ms. Benson are both sole members of the Board of Directors. The order also called for shared ownership in vested options to purchase up to an aggregate of 510,000 shares of SpaceDev common stock and Mr. and Ms. Benson may have shared ownership in vested options to purchase up to an aggregate of an additional 1,100,000 shares of SpaceDev common stock, which were recently granted to Mr. Benson as part of his employment agreement with SpaceDev, but which are currently held as the separate property of Mr. Benson.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

None.

                                      PAGE


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              January 13, 2006
                                                              ------------------
                                                                            Date

                                                            /s/  Susan C. Benson
                                                   -----------------------------
                                                                       Signature
                                                                Susan  C. Benson
                                              ----------------------------------
                                                                      Name/Title


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)